CANARY WHARF

GROUP PLC

03 AUG -7 AM 7:21

82-4997



JRG/AM/2647
31 July 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to directors' interests and notification of major interest in shares.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

J R Garwood
Group Company Secretary

dlw 8/7

Canary Wharf Group - Holding(s) in Company

RNS Number:0990O
Canary Wharf Group PLC
29 July 2003

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 28 July 2003 pursuant to Sections 198-202 of the Companies Act 1985, Canary Wharf Group plc ("the Company") was notified that Deutsche Bank AG and its subsidiary companies had increased their notifiable interest in the ordinary shares of the Company to 58,998,068 (representing 10.08%* of the Company's issued share capital).

Note:

*As at 28 July 2003, the Company had an issued share capital of 585,008,225.

Dated:

29 July 2003

Contact for queries:

Anna Marie Holland
020 7537 5396

Company Official making Announcement:

John Garwood
Company Secretary
Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Director Shareholding

RNS Number:1454O
Canary Wharf Group PLC
30 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
CANARY WHARF GROUP plc

2. Name of director(s)
(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As beneficiaries under an Employee Trust established for the benefit of all employees participating in the Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired
(i) 150

(ii) 150

by the named directors

8. Percentage of issued class£
i. 0.000026%
ii. 0.000026%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares of 1 pence each

12. Price per share
£2.51

13. Date of transaction
29 July 2003

14. Date company informed
29 July 2003

15. Total holding following this notification
i. A. Peter Anderson 5,809
ii. George Iacobescu 806,214*

16. Total percentage holding of issued class following this notification £

i. A. Peter Anderson : 0.00099%
ii. George Iacobescu: 0.13781% *

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information
£ Based on issued share capital of 585,008,225 shares of 1 pence each as at 29 July 2003.

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries
Anna Marie Holland - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification
John Garwood

Company Secretary

Date of Notification
30 July 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

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